(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 001-31275	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER CUSIP NUMBER

For Period Ended: June 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VERTICAL HEALTH SOLUTIONS, INC.

Full Name of Registrant

_________________________________________

Former Name if Applicable

855 Dunbar Avenue

Address of Principal Executive Office (Street and Number)

Oldsmar, Florida 34677

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Vertical Health Solutions, Inc. (the “Company”) could not file its Form 10-QSB for the three and six months ended June 30, 2004 within the prescribed time period because of conditions related to Hurricane Charley.

The Company is diligently working to complete the Form 10-QSB and expects to file it in its entirety on or before the fifth calendar day following the prescribed due date.

(Attach Extra Sheets if Needed)

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Stephen M. Watters, CEO and CFO	727	548-8345
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A.

Vertical Health Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2004	By: /s/ Stephen M. Watters Stephen M. Watters Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

ATTACHMENT A

The Company expects that results of operations for the three and six months ended June 30, 2004 will not be comparable to results of operations for the three and six months ended June 30, 2003 due to the following:

For the three and six months ended June 30, 2004, the Company had revenues of approximately $729,000 and $1.5 million, respectively, compared to revenues of approximately $393,000 and $746,000, respectively, for the three and six months ended June 30, 2003. For the three and six months ended June 30, 2004, the Company had gross profit of approximately $408,000 and $787,000, respectively, compared to gross profit of approximately $217,000 and $382,000, respectively, for the three and six months ended June 30, 2003. For the three and six months ended June 30, 2004, the Company had operating expenses of approximately $331,000 and $638,000, respectively, compared to operating expenses of approximately $190,000 and $368,000, respectively, for the three and six months ended June 30, 2003. The Company had net income of approximately $51,000 and $143,000, respectively, for the three and six months ended June 30, 2004, compared to net income of approximately $14,000 for the three months ended June 30, 2003 and net loss of approximately $42,000 for the six months ended June 30, 2003.

The foregoing financial information has not yet been reviewed and is subject to change.